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                             May 22, 2023

       Kirk Taylor
       President and Chief Financial Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way
       Fishers, Indiana 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 22,
2023
                                                            File No. 001-40233

       Dear Kirk Taylor:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       ITEM 9A. CONTROLS AND PROCEDURES., page 45

   1. We note that you have disclosed that principal executive officer and principal financial and accounting officer
have concluded that disclosure controls and procedures were
                                                        effective based on an
evaluation conducted during the fiscal quarter ended June 30, 2022.
                                                        Please amend your Form
10-K to address your conclusion with respect to disclosure
                                                        controls and procedures
as of December 31, 2022.
   2. We were not able to locate a conclusion on the effectiveness of your internal controls over financial reporting
within your disclosures on page 45. Please amend your Form 10-K to provide managment's
conclusion with respect to internal controls over financial
                                                        reporting as of
December 31, 2022.
 Kirk Taylor
American Acquisition Opportunity Inc.
May 22, 2023
Page 2
Report of Independent Registered Public Accounting Firm, page F-1

3. We note that the audit report does not cover the balance sheet as of 12-31-21 or the related financial statements for the period 1-20-21 (inception) to 12-31-21. In an amended Form
      10-K filing, please include a revised audit report from your auditor which addresses these financial statement periods.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at
202-551-
3856 with any questions.



                                                            Sincerely,
FirstName LastNameKirk Taylor
                                                            Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                            Office of Real
Estate & Construction
May 22, 2023 Page 2
cc:       Joan Guilfoyle
FirstName LastName